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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       ARMANINO FOODS OF DISTINCTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    042166702
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                                 (CUSIP Number)

         TIMOTHY FRANZEN, 104 MACDOUGAL ST. APT. 10, NEW YORK, NY 10012.
                              TEL: (212) 253-6658
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   05/02/2001
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP NO. 042166702               SCHEDULE 13D                 Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Timothy Franzen
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7      SOLE VOTING POWER

                      169,400 SHARES
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING     9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              169,400 SHARES
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       169,400 SHARES
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON


--------------------------------------------------------------------------------


                                       2
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CUSIP No. 986001105                                                  Page 3 of 5


     Timothy Franzen hereby amends the report on Schedule 13D filed on October 18, 2000 with respect to the common stock of Armanino Foods of Distinction, Inc. as set forth below.

ITEM 1. SECURITY AND ISSUER.

     The securities that are the subject of this statement consist of common stock of Armanino Foods of Distinction, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

     Armanino Foods of Distinction, Inc.
     30588 San Antonio Street
     Hayward, CA  94544

ITEM 2. IDENTITY AND BACKGROUND.

     Unchanged

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Personal funds of Mr. Franzen have been used to acquire his current holdings of 169,400 shares of common stock of the Issuer in various transactions since 6/5/2000 for a total consideration of approximately $901,182.50.

     (b) Unchanged

ITEM 4. PURPOSE OF TRANSACTION.

     The information below supplements the information previously reported in
Item 4:

     Mr. Franzen acquired an additional 31,500 shares of common stock of the Issuer in various transactions since 12/21/2000.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) Mr. Franzen owns 169,400 shares of common stock of the Issuer, which equals approximately 10.8% of the total outstanding shares of common stock of the Issuer.

     (b) Unchanged

     (c) The following information supplements the information previously reported in Item 5(c):

     Timothy Franzen acquired an additional 31,500 shares of common stock of the Issuer in a number of transactions as described below:

Trade Date                 # of shares                 Price per share ($)
----------                 -----------                 -------------------
12/21/00                   5,000                       4.75
12/21/00                   5,000                       4.875
12/22/00                   5,500                       4.625
05/02/01                   11,000                      4.57
05/03/01                   5,000                       4.75


                                      -3-
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CUSIP No. 986001105                                                  Page 4 of 5


     (d) Unchanged

     (e) Unchanged

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Unchanged


                                      -4-
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CUSIP No. 986001105                                                  Page 5 of 5


SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:     05/08/01                                  /s/ TIMOTHY FRANZEN
       -----------------                             ---------------------------
                                                         Timothy Franzen


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